News Release

Alexco Announces Additional 2009 Drill Results, Keno Hill District, Yukon:
Keno 700 Drilling Intersects 1.03 Meters of 18.48 g/t Gold

November 5, 2009 Vancouver, British Columbia -- Alexco Resource Corp. (TSX:AXR, NYSE-AMEX:AXU) (“Alexco” or the “Company”) is pleased to announce additional results from its 2009 exploration core drilling program at the Keno Hill Project, Yukon. Exploration drilling in the vicinity of the historical Keno 700 mine has intersected gold-rich mineralization approximately 450 meters southwest of similar mineralization encountered in 2008. The Keno 700 area is located approximately 2 kilometers southeast of the Lucky Queen and 3 kilometers northeast of the Bellekeno historical mine areas.

Keno 700 Drill Results

  Complete assay results have been received for three core holes drilled approximately 450 meters southwest of the historical Keno 700 mine. Results include the following:

    DDH K09-201 cut an interval grading: 18.48 grams per tonne gold (0.54 ounces per ton), 200.3 grams per tonne silver (5.8 ounces per ton), 2.79% lead and 3.92% zinc over 1.03 meters from 237.20 to 238.23 meters.

    DDH K08-200 cut an interval grading: 4.55 grams per tonne gold (0.13 ounces per ton), 18.6 grams per tonne silver (0.5 ounces per ton), 0.15% lead and 0.15% zinc over 2.03 meters from 81.86 to 83.89 meters.

    DDH K08-199 cut an interval grading: 2.01 grams per tonne gold (0.06 ounces per ton), 15.7 grams per tonne silver (0.5 ounces per ton), 0.08% lead and 0.78% zinc over 2.20 meters from 51.00 to 53.20 meters.

Mineralization in the Keno 700 area is hosted in two sets of veins: easterly trending, gold/silver-enriched longitudinal veins; and northeast-trending, silver/base metal-enriched transverse veins. The bulk of the silver-rich production from the historical Keno 700 mine came from the Keno 700 #9 vein (transverse vein) with additional production from several other veins including the Keno 700 #6 and #1 longitudinal veins. The Keno 700 #6 vein/fault is a major through-going structure with a known strike length in excess of 2.5 kilometers.

The three 2009 holes, located approximately 450 meters southwest from the historic Keno 700 mine, were designed to test the extension of the Keno 700 #6 vein/fault, at or near the projected intersection with

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possible transverse vein(s) in an area containing local silver anomalies from historical, shallow overburden drilling. The holes were drilled in a fence from a single location and intersected a broad structural zone up to 20 meters wide containing extensive quartz/carbonate veining with local galena, sphalerite and arsenopyrite. DDH K09-201, the deepest of the three holes, contained the best intercept where mineralization remains open at depth and along strike. These latest drill holes are located approximately 450 meters southwest of the Keno 700 drilling from 2008 which intersected mineralization grading up to 57.50 grams per tonne gold (1.68 ounces per ton) over 1.10 meters (see news release dated January 21, 2009 entitled “Alexco Announces Final 2008 Drill Results from Keno Hill Silver District: Gold-rich Intercepts Encountered at Historical Keno 700 Mine Area”). This earlier drilling targeted the Keno 700 #6 vein near the projected intersection with the #9 vein in the area of the Keno 700 workings.

Exploration potential in the area of the historical Keno 700 mine continues to be evaluated, specifically the relatively unexplored southwest extension of the #6 vein.

Keno 700 Production and Historical Resource

The 2008/2009 Keno 700 drilling intersected high-grade gold mineralization along strike of the historical silver-rich Keno 700 mine where reported past production totaled 283,762 tons averaging 44.4 ounces per ton silver, 10.7% lead and 3.7% zinc. A historical resource estimate, for the area encompassing the underground workings in the Keno 700 area, was calculated by the previous property owner’s staff in the 1990’s. This historical resource estimate, including proven, probable and inferred mineralization, totaled 69,483 tons grading 31.64 ounces per ton silver, 0.42% lead, 0.00% zinc and 0.047 ounces per ton gold. Although believed to be relevant and reliable by Alexco management, this historical resource estimate predates National Instrument 43-101 (“NI 43-101”) and is not compliant with NI 43-101 resource categories.

Results of all of the released 2009 Keno Hill drill hole results are available on the Alexco Resource Corporation website at www.alexcoresource.com. Plans/sections for the areas drilled showing locations of the completed drill holes are also available for review.

Notes

True widths have not been determined for all the above reported drill intercepts but are believed to be representative of actual drill thicknesses.

The 2009 exploration drill program and sampling protocol has been reviewed, verified and compiled by Alexco’s geologic staff under the oversight of Stan Dodd, Vice President, Exploration for Alexco and a Qualified Person as defined by NI 43-101. A rigorous quality control and quality assurance protocol is used on the project, including blank, duplicate and standard reference samples in each batch of 20 samples that were delivered to the lab. All drill core samples were shipped to Eco Tech Laboratory at Whitehorse, YT for preparation with fire assay and multi-element ICP analyses done at Eco Tech Laboratory’s facility at Kamloops, BC.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development of new mining opportunities.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company's website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.